Pioneering a Robotics, AI, and Automation Platform for Everyone

We're pioneering AI and robotics solutions to fill the worker shortage and improve living standards across the globe. We believe this represents a generational opportunity for investors.

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Offering Circular   Form C

$40.00	$1,000
Share Price	Min. Investment

EDISON AWARDS · T3 AWARDS 2022 WINNER · NVIDIA INCEPTION PROGRAM

As seen on:

LG · Discovery Channel · FORTUNE · Mashable · Walt Disney · Futurism

REASONS TO INVEST

TOP REASONS TO INVEST IN INGEN DYNAMICS

WE'RE GROWING FAST

$80M
revenue pipeline

$8M
in LOIs for our robotics

$20M
in our sales pipeline

$35M
in Origami AI commitments

$150M
$150M share subscription facility from GEM Global Emerging Markets

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PROBLEM/SOLUTION

THE WORLD NEEDS TO FILL 85M JOBS - WE CAN DO IT WITH AUTOMATION

We recognize the urgency of the labor shortage crisis and the need for transformative business solutions. Our focus on AI, robotics, and automation puts us at the forefront of innovation. Our solutions have the potential to not only increase productivity but also improve the overall quality of life for individuals by elevating living standards and well-being.

85M

Global worker shortage could reach 85M people by 2030[1]

10M

10M jobs in the US are repetitive or hazardous[2]

97M

The WEF projects automation can create 97M new jobs

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VISION

OUR VISION IS TO MAKE LIFE BETTER FOR EVERYONE

We are harnessing the power of AI to elevate human capabilities and transform lives. Our Origami AI is the cornerstone of our phased approach to scale from tabletop robots to integrating humanoid robots into the workforce.

Our Robotics and Automation Lineup, Powered by Origami AI

Our proprietary Origami AI platform is at the core of all of our robots, AI, and automation products.

Aido + Carry & Go



Our smart home platform offers a convenient and secure way to automate tasks at home or business.

Humanoid/ Rover



Our suite of Origami-powered robots designed for hospitality, education, healthcare, retail, and the home.

Sentinel + Kaiser.Haus


KAISER.HAUS
Sentinel Prime
Always on Guard

Our Origami-powered security service can monitor cameras and automatically detect threats, from a suspicious package to an intruder.

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GROWTH POTENTIAL/TRENDS

UNLOCKING $4+ TRILLION IN OPPORTUNITIES

The AI revolution is here. Companies are moving to increase their productivity, fill the worker shortage and mitigate risks for dangerous jobs. And the jobs we can automate are already measured in the trillions.

Home Security[3]

$54B

Special Needs/Disabled[7]

$900B

Senior Care [4]

$303B

Tele-Education[8]

$250B

Telehealth[5]

$64B

B2B/Retail Sales

$2.8T

Fitness[6]

$6B

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THE MARKET

$4T NEAR-TERM MARKET

Our technology can fill gaps in essential jobs across home security, senior care, healthcare, wellness, special needs, education, hospitality, and retail.

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02:56

Origami

More than **$35M** in Origami AI platform revenue commitments to date

Aido

More than $1M in Orders, $8M in Signed LOI


00:30


InGen
Dynamics
Aido
Carry & Go
01:36

Aido Carry & Go

Over $17M in Revenue Pipeline

PERKS

TIER-1	TIER-2	TIER-3
$1,000	**$3,000**	**$7,000**
No Bonus share	10% Bonus Shares	25% Bonus Shares
PLUS	PLUS	PLUS
✓ **+ 5% off one time on any inGen products in a year**	✓ **20% off one time on any inGen products in a year**	✓ **40% off one time on any inGen products in a year**

COMPETITIVE ADVANTAGE

5 ADVANTAGES

WE HAVE OVER THE COMPETITION

The AI revolution is here. Companies are moving to increase their productivity, fill the worker shortage and mitigate risks for dangerous jobs. And the jobs we can automate are already measured in the trillions.

Phased Approach

Unlike our competitors who may focus solely on humanoid robots, we follow a phased approach to building our products. We begin with simpler general-purpose tabletop robots, AI modules, autonomous rovers, and restaurant robots before advancing towards humanoids. This strategy allows us to enter the market earlier with production-ready and less complex form factors, meeting the needs of various industries and customers.

Diverse Product Range

Our diverse product range, ensures that we have a solution for multiple sectors and use cases, giving us a competitive edge in the market.

The Origami Platform

Our AI platform, Origami, serves as a central integrating system for all our products, dating back to 2015. This platform accumulates our AI knowledge base and expertise, growing exponentially over time. It allows us to create seamless and advanced AI modules and robots that can adapt to various tasks and environments. The Origami platform sets us apart from competitors by enabling us to have a unified AI foundation that strengthens our products' capabilities and versatili

Strong Team and Established Track Record

Our founder has established five startups and participated in several notable events, demonstrating our team's expertise and dedication. Additionally, our company has already achieved significant milestones, such as half a million hours of operations in the field for our Sentinel/Kaiser products, $35M in platform commitments for Origami, and $156M in funding commitments.

We're Already Solving Problems and Generating Revenue

We're revenue positive with over $80M in potential revenue in our pipeline. This is just the beginning for us.

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ROADMAP/USE OF FUNDS

ROADMAP

2023	2024	2025	2026	2027
Begin shipping Aido robots and introduce wheel mobility add-on for Aido	Introduce Carry & Go robots to support retail and hospitality businesses. Add autonomous rover robots to help with security	Focus on lowering the costs of our robotics. Begin developing humanoid robots.	Expand use cases for the Origami AI platform, automation products.	Develop humanoid robots that look and act like humans

TEAM

A TEAM OF ROBOTICS PIONEERS

Our team of diverse experts with extensive experience in AI, robotics, and business has already achieved critical milestones, including securing $50M in funding and millions in orders for our technology.



CEO Arshad Hisham is a skilled entrepreneur and engineer who has held senior positions at IBM, the Government of Australia, and Toyota.



COO Wladmir Silva has over 25 years of international business management experience, making him adept at navigating complex challenges.



CSO Eric Egnet is an accomplished and innovation-driven C-level executive with a diverse business, strategy, and technology background.



CTO Rajeev Verma is a senior engineering leader with experience collaborating with major aerospace and defense companies, which is crucial for our growth in the technology sector.



Janada Dunbar, our Strategy and Finance Consultant, brings over 15 years of experience in management consulting and finance to the table. Her expertise will ensure that inGen's operations drive sustainable financial growth.



Aashish Gupta, our Head of Products, has valuable experience in startups, which will be vital in creating our innovative products.

FAQ

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

When will I get my investment back?

Can I sell my shares?

Exceptions to limitations on selling shares during the one-year lockup period:

What happens if a company does not reach their funding target?

How can I learn more about a company's offering?

What if I change my mind about investing?

How do I keep up with how the company is doing?

What relationship does the company have with DealMaker Securities?

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inGen Dynamics

Sources

1. Global gross domestic product (GDP) at current prices from 1985 to 2028
2. Generative AI and the future of work in America
3. Market Data Forecast
4. US Census Bureau/ Suddenlysenior.com
5. McKinsey and Company Insights
6.
   - Grandview Research
   - Allied Market Research, Knoema
7. M&L Special Needs Planning/Statistics
8.
   - Mordor Intelligence
   - Allied Market Research, Deloitte Insights/Paul Sallomi

Problem

Vision

Perks

Team

FAQ

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that thestated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

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